Via Facsimile and U.S. Mail
Mail Stop 6010

November 9, 2007

Ms. Tannya L. Irizarry
Chief Financial Officer (Interim)
GeneThera, Inc.
3930 Youngfield Street
Wheat Ridge, Colorado   80033

   Re: GeneThera, Inc.
     Item 4.02(a) Form 8-K filed November 8, 2007
     File No. 000-27237

Dear Ms. Irizarry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02 (a) Form 8-K filed November 8, 2007

1. Please amend your filing to clearly state the date on which you determined that investors should no longer rely upon your financial statements for the specified periods.

2. Please disclose the circumstances that led to the discovery of the clerical errors mentioned in your Form 8-K and include a more detailed description of these errors.

3. Please state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers discussed with your independent accountants the clerical errors that you disclosed in your filing.

4. Elaborate on any internal control deficiencies that allowed the clerical errors to prevail over time and explain whether these amounted to a material weakness.

5. Your disclosures in the amended June 30, 2006 Form 10-Q filed on November 9, 2007, do not comply with the language in Item 307 of Regulation S-B. It is uncertain from your disclosures whether your principal executive and principal financial officer concluded that your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), were effective as of the end of the period covered by the report. Tell us whether your original disclosures are still appropriate or whether they will be modified or supplemented to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement.

*   *   *   *

Please revise your filing and provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3656.

Sincerely,

Ibolya Ignat
Staff Accountant